T E R Y L R E S O U R C E S C O R P.

NEWS RELEASE

     01/00
TRC.V - Trading Symbol

1999 GIL VENTURE PROGRESS REPORT - FAIRBANKS, ALASKA

                        For Immediate Release: January 6, 2000 - Vancouver, B.C. - Teryl Resources Corp. (TRC.V) wishes to announce that a progress report for the 1999 Gil Venture season has been received from our joint venture partner Kinross Gold Corporation (TSE: K; NYSE: KGC). All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization is in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

Six out of eleven drill holes in the “North Gil” area intercepted significant gold mineralization. The North Gil mineralized zone currently encompasses an area 1,000 feet long by 400 feet wide. Mineralization is primarily associated with quartz veining within the metamorphic rock and is open to the north, south, and west.

Soil sampling outlined new areas with anomalous gold values in the North Gil area and in the eastern portion of the Gil Venture claim block.

Geophysical data revealed previously unknown geologic structures trending east to west and in northeast directions. This data also outlined new exploration targets on the east-side of Slippery Creek and in All Gold Creek.

As reported in our recent news release dated December 14, 1999, a first quarter budget for the Gil Claims has been approved for $590,000.00 US which is part of a proposed $1.4 million US year 2000 budget

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation which is producing 1,000 ounces per day and is reported to contain approximately 4,000,000 ounces of gold at a value of about 0.025 ounces of gold per ton.

Teryl owns a 20% working interest and Kinross Gold has an 80% working interest in the Gil joint venture property.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409

Dated at Vancouver, British Columbia this 6th day of January, 2000

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”
_____________________________
JOHN ROBERTSON,
President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

#185, 10751 Shellbridge Way, Richmond, B.C., V6X 2W8
(604) 278-5996	Fax (604) 278-3409